Morgan Stanley Health Sciences Trust
522 Fifth Avenue
New York, NY 10036
November 24, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Health Sciences Trust (File No. 33–48189; 811-6683)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Health Sciences Trust (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2009, incorporating changes to the Prospectus and Statement of Additional Information (“SAI”) in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 23 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about November 24, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.
Response 2. The Fund respectfully believes that the sections entitled “Fund Summary – Principal Risks” and “Additional Information About the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table are only those that are required or permitted by Form N-1A.
Response 3. The footnotes to the fee table are those that are required or permitted by the Instructions to Item 3 of Form N-1A.

Comment 4.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.
Response 4. This line item is not applicable to the Fund at this time.

Comment 5.	If the convertible securities in which the Fund may invest may be rated below investment grade, please disclose in the Principal Investment Strategy section.
Response 5. While the Fund is permitted to invest up to 5% of its net assets in convertible securities that are rated below investment grade (commonly known as “junk bonds”), doing so is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A, and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 6.	If the convertible securities in which the Fund may invest can include “synthetic” convertibles, please disclose.
Response 6. While the Fund is not prohibited from investing in synthetic convertible securities, this is not a principal investment strategy of the Fund. Disclosure regarding the convertible securities in which the Fund invests is included in the Prospectus and more extensive disclosure regarding the Fund’s convertible security investments is included in the SAI.

Comment 7.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Average Annual Total Return Table are only those that are required or permitted by Form N-1A.
Response 7. Footnote 1 to the Average Annual Total Return table explains what is included in the “Return After Taxes on Distributions” line item, which we believe would otherwise be difficult for an investor to determine. Footnotes 2, 3 and 4 to the Average Annual Total Return table describe the Fund’s benchmarks. Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad based securities market index as defined in Instruction 5 to Item 27(b)(7). Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Footnotes 2, 3 and 4 provide an explanation to investors as to why the particular indexes chosen by the Fund provide appropriate comparisons to the Fund’s performance as contemplated by these Instructions.

Comment 8.	The section entitled “Fund Details—Additional Information About the Fund’s Investment Objective, Strategies and Risks—Principal Risks” includes a paragraph discussing “CFDs”. Please define “CFDs” if not previously defined.

Response 8. The abbreviation “CFD” is defined in the section entitled “Principal Investment Strategies” on page 2 as “contracts for difference”.

Comment 9.	The section entitled “Fund Details—Additional Information About the Fund’s Investment Objective, Strategies and Risks—Principal Risks” includes disclosure regarding swaps. Please include disclosure regarding credit default swaps if the Fund can invest in such instruments.
Response 9. The Fund does not invest in credit default swaps.

Comment 10.	In the discussion regarding the Fund’s investments in derivative instruments, the section entitled “Principal Investment Strategies” includes a sentence that reads: “The Fund may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.” Please add disclosure explaining how the Fund uses derivatives for portfolio management purposes.
Response 10. In certain instances, the Fund may use derivatives, in addition to direct investments, in seeking to meet its investment objective. Included in the “Principal Investment Strategy” section is disclosure stating that the Fund’s investments in derivatives will count toward the Fund’s 80% policy to the extent that the derivatives have economic characteristics similar to the investments included within that policy. We believe this disclosure explains how the Fund uses derivatives for portfolio management purposes.
COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 11.	The SAI contains disclosure regarding combined transactions, which involve multiple derivative transactions. If the Fund is entering into combined transactions, this should be disclosed in the Prospectus.
Response 11. While the Fund is permitted to enter into combined derivative transactions, doing so is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 12.	In the description of the Investment Company Securities in which the Fund may invest, the disclosure indicates that these may include securities of unregistered investment companies. If these include hedge funds, please add this to the disclosure.
Response 12. The Fund does not invest in hedge funds.

Comment 13.	With respect to Investment Restriction #5, consider adding an explanation that specifically states what borrowing activities the Fund may undertake. In addition, with respect to Investment Restriction #6 regarding the issuance of senior securities, consider adding explanatory language following the Restriction that states clearly each Fund’s policy regarding the issuance of senior securities.
Response 13. The Fund’s operating policy regarding borrowing is included in the third paragraph following the Investment Restrictions. With respect to the issuance of senior securities, an explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the SAI entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at
(212) 296-6984 (tel) or (646) 452-4831 (fax). Thank you.
Best regards,
/s/ Eric Griffith
Eric Griffith

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